Stradling Yocca Carlson & Rauth

C. Craig Carlson direct dial: (949) 725-4125 ccarlson@sycr.com	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000 SAN DIEGO (858) 926-3000 SAN FRANCISCO (415) 283-2240 SANTA BARBARA (805) 730-6800 SACRAMENTO (916) 449-2350
May 4, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CKE Restaurants, Inc. Preliminary Proxy on Schedule 14A (File No. 001-11313) Request for Expedited Review
Dear Sir or Madam:
     This letter is being submitted in connection with the filing by CKE Restaurants, Inc. (the “Company”) of a Preliminary Proxy Statement on Schedule 14A (the “Apollo Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) with respect to a potential sale of the Company pursuant to a merger transaction (the “Transaction”).
     The Company previously filed a Preliminary Proxy Statement on Schedule 14A on March 19, 2010, which contemplated a different counterparty in the Transaction: Thomas H. Lee Partners, L.P. (the “THL Proxy Statement”). On April 6, 2010, the Company received a letter (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) setting forth the Staff’s comments with respect to the THL Proxy Statement. On April 12, 2010, the Company submitted a letter to the Staff in response to the Comment Letter and, on April 26, 2010, the Staff confirmed that it had no further comments with respect to the THL Proxy Statement.
     On April 23, 2010, the Company terminated its merger agreement with affiliates of Thomas H. Lee Partners, L.P. in order to concurrently enter into a merger agreement with affiliates of Apollo Management VII, L.P. As described in the Apollo Proxy Statement, the Company is seeking stockholder approval of the Transaction with Apollo Management VII, L.P. As you will note, except for factual updates in connection with the “Background of the Merger” section of the Apollo Proxy Statement and other related changes to reflect various events that have occurred since the date of filing of the THL Proxy Statement with the Commission, the content of the Apollo Proxy Statement is substantially similar to the content of the THL Proxy Statement.
     In light of the Company’s previously responding to the Staff’s comments on the THL Proxy

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Statement and the substantial similarity between the content of the Apollo Proxy Statement and the THL Proxy Statement, we respectfully request that the Staff expedite its review of the Apollo Proxy Statement. In support of our request for expedited review, and to facilitate that review, a “red-line” version of the Apollo Proxy Statement that compares the Apollo Proxy Statement to the THL Proxy Statement is being provided via courier to J. Nolan McWilliams, the examiner assigned to review the THL Proxy Statement.
     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me directly at (949) 725-4125.
Very truly yours,
STRADLING YOCCA CARLSON & RAUTH
/s/ C. Craig Carlson
C. Craig Carlson